                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                      MERIDIAN POINT REALTY TRUST VIII CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 PREFERRED STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   589954-20-5
                      ------------------------------------
                                 (CUSIP Number)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                   Jackson, Mississippi 39201; (601) 354-3555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         This Document contains 7 Pages.

---------------------------                   ----------------------------------
CUSIP NO.  589954-20-5       SCHEDULE 13D          PAGE   2   OF   7   PAGES
          ------------                                  -----    -----
---------------------------                   ----------------------------------


----------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   EastGroup Properties, Inc.
----------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)[ ]
                                                                                                                    (b)[ ]

----------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   WC
----------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]


----------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   Maryland
----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                      7         SOLE VOTING POWER

             SHARES                                           1,456,956
                                 -------------------------------------------------------------------------------------------
          BENEFICIALLY                    8         SHARED VOTING POWER

            OWNED BY                                 -0-
                                 -------------------------------------------------------------------------------------------
              EACH                        9         SOLE DISPOSITIVE POWER

           REPORTING                                         1,456,956
                                 -------------------------------------------------------------------------------------------
             PERSON                      10         SHARED DISPOSITIVE POWER

              WITH                                   -0-
----------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                  1,456,956
----------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]


----------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       27.6%
----------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   CO
----------------------------------------------------------------------------------------------------------------------------
                                              * SEE INSTRUCTIONS BEFORE FILLING OUT


                                Page 2 of 7 Pages

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                      MERIDIAN POINT REALTY TRUST VIII CO.
                      ------------------------------------

                  The Statement on Schedule 13D, as amended (the "Statement") with respect to the shares of Preferred Stock, $0.001 par value per share ("Shares"), of Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Issuer"), filed with the Securities and Exchange Commission by EastGroup Properties, Inc. ("EastGroup"), is hereby further amended as follows:


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

                  [Item 3 of the Statement is amended to read in its entirety as follows:]

                  As of the date hereof, EastGroup has used approximately $13,797,490 to acquire its Shares. The source of the funds was EastGroup's working capital. EastGroup's working capital includes funds obtained under lines of credit with Deposit Guaranty National Bank, Jackson, Mississippi, which bear interest at 30 day LIBOR plus 1.50%.


ITEM 4.           PURPOSE OF TRANSACTION.
                  ----------------------

                  [Item 4 of the Statement is amended by the addition of the following:]

                           On January 16, 1998, EastGroup delivered a merger
                  proposal to the Issuer, which proposal is set forth as Exhibit I and incorporated herein by this reference.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER.
                  --------------------------------

                  [Item 5 of the Statement is amended by the addition of the following:]

                  As of the date hereof, EastGroup beneficially owns 1,456,956 Shares, or 27.6% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1997 (5,273,927). No other Reporting Person beneficially owns Shares.

                  EastGroup made the following purchase of Shares in open market transactions on the American Stock Exchange.


                                Page 3 of 7 Pages

                                                          Purchase Price Per
                  Date              Number of Shares          Share(1)
                  ----              ----------------     ------------------

                  1/14/98                3,000              $9.00
                  1/14/98                2,000              $9.0625
                  1/14/98                2,000              $9.125

-------------

   (1)            Does not include brokerage commissions.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                  [Item 7 of the Statement is amended by the addition of the following:]

                  I. Correspondence dated January 16, 1998 from EastGroup to the Issuer.
















                                Page 4 of 7 Pages

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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 16, 1998
                                            EASTGROUP PROPERTIES, INC.


                                            By:  /s/ David H. Hoster II
                                                 -------------------------------
                                                     David H. Hoster II
                                                     President

                                Page 5 of 7 Pages

                                                                       EXHIBIT I



                   [LETTERHEAD OF EASTGROUP PROPERTIES, INC.]



                                                        January 16, 1998


Meridian Point Realty Trust VIII Co.
655 Montgomery Street, Suite 800
San Francisco, California  94111


                  RE:      MERIDIAN POINT REALTY TRUST VIII CO.

Ladies and Gentlemen:

                  This letter will serve as an offer by EastGroup Properties, Inc. ("EastGroup") to engage in a transaction (the "Merger") in which Meridian Point Realty Trust VIII Co. ("Meridian VIII") would be merged with and into a wholly-owned subsidiary of EastGroup ("Sub"). In the Merger, each share of preferred stock of Meridian VIII (the "Preferred Shares") will be converted into EastGroup shares with a value of $9.75 and each share of common stock of Meridian VIII (the "Common Shares") will be converted into EastGroup shares with a value of $6.75. Meridian VIII shareholders will have the option to exchange their Preferred Shares or Common Shares for $9.75 and $6.75 in cash, respectively, provided that the total number of Preferred Shares and Common Shares surrendered for cash, including shares surrendered pursuant to the exercise of dissenters' rights, may not exceed 30% of all issued and outstanding Preferred Shares (excluding Preferred Shares currently held by EastGroup) and 30% of all issued and outstanding Common Shares.

                  Our offer is not subject to any financing or due diligence contingencies and is subject only to the preparation and negotiation of a definitive merger agreement and the approval of such agreement by EastGroup's Board of Directors. We believe that our offer represents an extremely attractive opportunity for your shareholders and intend to complete the Merger with a minimum of delay. We are prepared to begin immediately negotiating a definitive agreement containing mutually agreeable terms and conditions for the Merger on the financial terms specified above.

                  Simultaneously with the delivery of this letter, we are filing an amendment to our statement on Schedule 13D. We will advise the New York Stock Exchange and the American Stock Exchange of this proposal prior to the opening of business on January 20, 1998.


                                Page 6 of 7 Pages

Meridian Point Realty Trust VIII Co.
January 16, 1998

Page 2




                  Our objective is to work with you in a professional and constructive manner to complete this transaction so that its full potential can be realized and the best interests of all of your shareholders can be served. We encourage you to consider our offer as a basis for, and not an obstacle to, meaningful discussions between us, and we invite you to confirm your willingness to enter discussions promptly for the benefit of your shareholders.

                  Since this matter is of the utmost importance, we feel compelled to ask for a response to our proposal from your Board of Trustees no later than 12:00 noon, Central Standard Time on Friday, January 30, 1998, after which time our proposal will expire unless extended in writing.

                  We are available to discuss these important matters with you at any time. This matter has the highest priority for all of us at EastGroup and we look forward to hearing from you promptly.



                                     Very truly yours,

                                     EASTGROUP PROPERTIES, INC.


                                     By: /s/ Leland R. Speed
                                         ---------------------------------------
                                             Leland R. Speed
                                             Chairman




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